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                          May 19, 2023

       Gary Maharaj
       Chief Executive Officer
       Surmodics, Inc.
       9924 West 74th Street
       Eden Prairie, Minnesota 55344

                                                        Re: Surmodics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 12, 2023
                                                            File No. 333-271874

       Dear Gary Maharaj:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jordan
Nimitz at 202-551-5831 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Nicole Leimer, Esq.